EXHIBIT 5.1

September 3, 2003

Kosan Biosciences Incorporated

3832 Bay Center Place

Hayward, CA 94545

Ladies and Gentlemen:

You have requested our opinion with respect to certain matters in connection with the filing by Kosan Biosciences Incorporated (the “Company”) of a Registration Statement on Form S-8 (the “Registration Statement”) with the Securities and Exchange Commission covering the offering of up to 500,000 shares (the “Shares”) of the Company’s common stock, $.001 par value, pursuant to the Company’s 1996 Stock Option Plan, as amended (the “1996 Plan”), and up to 150,000 shares (the “ESPP Shares”) of the Company’s common stock, $.001 par value, pursuant to the Company’s 2000 Employee Stock Purchase Plan (the “ESPP”).

In connection with this opinion, we have examined the Registration Statement and related Prospectuses, your Amended and Restated Certificate of Incorporation and Bylaws and such other documents, records, certificates, memoranda and other instruments as we deem necessary as a basis for this opinion. We have assumed the genuineness and authenticity of all documents submitted to us as originals, the conformity to originals of all documents submitted to us as copies thereof and the due execution and delivery of all documents where due execution and delivery are a prerequisite to the effectiveness thereof.

On the basis of the foregoing, and in reliance thereon, we are of the opinion that the Shares and the ESPP Shares, when sold and issued in accordance with the 1996 Plan or the ESPP, as applicable, the Registration Statement and the applicable related Prospectus, will be validly issued, fully paid and nonassessable (except as to shares issued pursuant to certain deferred payment arrangements, which will be fully paid and nonassessable when such deferred payments are made in full).

We consent to the filing of this opinion as an exhibit to the Registration Statement.

Very truly yours,

Cooley Godward LLP

By:	/s/ SUZANNE SAWOCHKA HOOPER
Suzanne Sawochka Hooper